UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Year Ended December 31, 2008
Or

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Transition period from                      to
Commission File Number 000-08193
A. Full title of the plan and address of the plan, if different from that of the issuer named below:
Argon ST Inc. 401(k) Profit Sharing Plan and Trust
B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
ARGON ST, INC.
12701 Fair Lakes Circle, Fairfax, Virginia 22033

REQUIRED INFORMATION
Financial Statements:
4.	In lieu of the requirements of Item 1-3, audited statements and schedules prepared in accordance with the requirements of ERISA for the Plan’s year ended December 31, 2008 are presented on pages 2 through 8.
Exhibits:
23.	Consent of Grant Thornton LLP, independent registered public accounting firm.
2

Argon ST, Inc., 401(k) Profit Sharing Plan and Trust
Contents

Report of Independent Registered Public Accounting Firm	4

Financial Statements

Statements of Net Assets Available for Benefits	5

Statement of Changes in Net Assets Available for Benefits	6

Notes to Financial Statements	7-11

Supplementary Information

Schedule of Assets (Held at end of year)	12

Schedule H, Line 4a — Delinquent Deposits of Participant Contributions	13

Report of Independent Registered Public Accounting Firm
Trustees
Argon ST, Inc., 401(k) Profit Sharing Plan and Trust
We have audited the accompanying statements of net assets available for benefits of the Argon ST, Inc., 401(k) Profit Sharing Plan and Trust (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used, and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. GAAP.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) and the schedule of delinquent deposits of participant contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Grant Thornton, LLP
McLean, Virginia
June 24, 2009

Argon ST, Inc., 401(k) Profit Sharing Plan and Trust
Statements of Net Assets Available for Benefits

	December 31, 2008	December 31, 2007

Assets

Noninterest bearing cash	$571	$1,178
Investments at fair value:
Registered Investment Companies	59,044,465	67,751,413
Argon ST Common Stock	4,087,893	5,039,674
Common Collective Trust	10,658,256	6,594,087
Other	1,171,445	1,270,478
Participant loans	838,694	525,062

Total investments	75,800,753	81,180,714

Receivables:
Employer match contributions	206,831	355,386
Other receivable	239,685	—

Net assets available for benefit at fair value	76,247,840	81,537,278

Adjustment from fair value to contract value for common collective trust	574,928	71,661

Net Assets Available for Benefits	$76,822,768	$81,608,939

The accompanying notes are an integral part of the financial statements.

Argon ST, Inc., 401(k) Profit Sharing Plan and Trust
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,	2008

Additions
Investment income(loss):
Interest and dividends	$2,805,424
Net decrease in fair value of investments	(33,079,542)

Total investment loss	(30,274,118)

Contributions:
Participant	8,013,682
Participant rollover	818,041
Employer match	7,304,769

Total contributions	16,136,492

Total Additions	(14,137,626)

Deductions
Benefits paid to participants	5,849,333
Plan expenses	27,268

Total Deductions	5,876,601

Net Decrease before Transfer	(20,014,227)

Transfer from Radix Technologies, Inc. 401(k) Plan	15,228,056

Net Decrease	(4,786,171)

Net Assets Available for Benefits, beginning of period	81,608,939

Net Assets Available for Benefits, end of period	$76,822,768

The accompanying notes are an integral part of the financial statements.

Argon ST, Inc., 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements
NOTE A—PLAN DESCRIPTION
The following brief description of the Argon ST, Inc., 401(k) Profit Sharing Plan and Trust (the Plan), is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General
The Plan was established January 1, 1995, to provide retirement benefits for eligible employees of the participating employer. The participating employer is Argon ST, Inc. (the Company). Effective January 1, 2000, the Plan entered into a tax-favored savings and trust agreement with Fidelity Management Trust Company (Fidelity).
All employees of the employer are eligible to participate upon meeting the eligibility requirement of attaining the age of 21, except members of a collective bargaining unit where retirement benefits have been the subject of good faith bargaining and nonresident aliens who do not receive any earned income from the Company which constitutes United States earned income. Employees become eligible to participate on the entry date immediately after a three month waiting period from the date of employment as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Participants may contribute a percentage of their pre-tax annual compensation as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified retirement plans. Effective April 1, 2007, participants also may choose a Roth deferral contribution on an after-tax basis.
The employer makes a non-discretionary matching contribution, subject to certain Plan limitations, in an amount equal to 100 percent of the participant’s deferral, limited to six percent of the participant’s eligible compensation. In addition, a safe harbor contribution equal to 3% of covered compensation is made to each eligible employee of the Company, regardless of the employees’ participation in the Plan. Each year the employer may also contribute to the Plan a discretionary profit sharing contribution in addition to any matching contributions. The Company did not make a discretionary profit sharing contribution for the Plan year ended December 31, 2008.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s contributions, and (b) Plan earnings. Allocations to each participant account for the Company’s discretionary profit sharing contribution is based on the ratio of their compensation for the plan year to the aggregate eligible compensation of all such participants in that year. Investment income or losses are allocated based on participants’ account balances.
Investments
Upon enrollment in the Plan, a participant may direct employee contributions to various investment options, including among others, fixed income, capital appreciation, income and growth mutual funds, Argon ST common stock, a common collective trust, as well as a self-directed brokerage account option. Fidelity is custodian of the funds. Participants may change their investment options daily.

Vesting
Participants are immediately vested in their contributions, rollover accounts and the Company’s safe harbor contributions plus actual earnings thereon. Vesting in the remainder of the plan account is based on years of continuous service. A participant is 100 percent vested after five years of credited service.
Payment of Benefits
On termination of service, including separation due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump-sum amount, or in annual installments. If the account balance is less than $1,000, the distribution shall be paid in the form of a lump-sum benefit.
Loans to Participants
Loans to participants may be no less than $1,000 and no greater than the lesser of $50,000 or one-half of the participant’s vested interest in his or her account. The period of repayment may not exceed five years, except for loans used to acquire, construct, or rehabilitate a dwelling unit used as a principal residence. All loans bear interest under a fixed rate determined by the Plan Administrator. Principal and interest are generally paid ratably through bi-weekly payroll deductions. Loans must be repaid prior to any participant (borrower) distribution.
NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Method of Accounting
The Plan uses the accrual basis of accounting for the presentation of the financial statements. The Plan’s investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in a stable value fund. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the Managed Income Portfolio as well as the adjustment of the investment in the Managed Income Portfolio from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Investment Valuation and Income Recognition
Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 has been applied prospectively as of the beginning of the period.
SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Level 1: Quoted prices in active markets for identical assets or liabilities.
Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in active markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities
All investments in the Plan are classified as Level 1 except for our common collective trust and participant loans which are considered Level 2.
Use of Estimates
In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as revenue and expenses during the reporting period. Actual results could differ from those estimates.
Benefit Payments
Benefits are recorded when paid.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
NOTE C—ADMINISTRATIVE EXPENSES
The Company absorbs substantially all of the Plan recordkeeping and administrative expenses. Expenses incurred and paid for by the Plan for the Plan year ended December 31, 2008 were $27,268.
NOTE D—INCOME TAX STATUS
The Company adopted a prototype plan offered through Fidelity. The prototype plan was approved by the Internal Revenue Service as acceptable under Section 401(a) of the Internal Revenue Code (IRC), for use by employers for the benefit of their employees. Argon ST did not request its own determination letter and we believe the plan is designed and being operated in accordance with the applicable requirements of the IRC.

NOTE E—INVESTMENTS
The following presents investments that represent five percent or more of the Plan’s net assets as of December 31, 2008 and December 31, 2007:

	December	December 30,
	31, 2008	2007

Fidelity Leveraged Company Stock	$—	$5,363,643
Fidelity Capital Appreciation	5,883,895	7,590,892
Fidelity Contrafund	9,122,904	8,237,391
Van Kampen Growth & Income	—	4,831,749
Artisan Mid Cap	3,932,076	6,198,976
Fidelity Diversified International	4,711,192	7,202,843
Fidelity Managed Income Portfolio	10,658,256	6,594,087
Argon ST Common Stock	4,087,893	5,039,674
PIMCO Total Return	5,223,344	—
Oakmark Equity & Income	3,968,591	—
As of December 31, 2008 and December 31, 2007, the Plan was invested in a common collective trust, Fidelity’s Managed Income Portfolio, which owns fully benefit-responsive investment contracts. The Plan’s interest in the Fidelity Managed Income Portfolio is calculated by applying the Plan’s ownership percentage in the Fidelity Managed Income Portfolio to the total fair value of such fund.
For year ended December 31, 2008, the Plan’s investments decreased in value by $33,079,542 as follows:

Registered Investment Companies	$(33,103,740)
Argon ST Common Stock	417,488
Other	(393,290)

$(33,079,542)

NOTE F—TERMINATION
Although it has not expressed any interest to do so, the employer reserves the right to terminate the Plan and discontinue contributions at any time. In the event of Plan termination, participants become 100 percent vested in their accounts.
NOTE G—FORFEITURES
For the year ended December 31, 2008, forfeited non-vested accounts, which are periodically used to reduce employer contributions, totaled $291,602. For the year ended December 31, 2008, $492,627 was used to reduce employer contributions to the Plan. At December 31, 2008, forfeitures available to offset future employer contributions totaled $1,042.

NOTE H—RECONCILIATION TO FORM 5500
Form 5500 reports Plan assets on a cash basis; accounting principles generally accepted in the United States of America use the accrual basis. A reconciliation of net assets available for Plan benefits according to the financial statements and Form 5500 follows:

	December	December
	31, 2008	31, 2007

Net assets available for benefits, financial statements	$76,822,768	$81,608,939
Less: contributions receivable	(206,831)	(355,386)
Fair value adjustment for common collective trust	(574,928)	(71,661)

Net assets available for Plan benefits, Form 5500	$76,041,009	$81,181,892

The following is a reconciliation of changes in net assets per the financial statements to the Form 5500:

Year ended December 31, 2008

Change in net assets before transfer, financial statements	$(20,014,227)
Add: contributions receivable, beginning of year	355,386
Less: contributions receivable, end of year	(206,831)
Less: fair value adjustment for common collective trust	(503,267)

Net income, Form 5500	$(20,368,939)

NOTE I—RELATED PARTY TRANSACTIONS
Certain Plan investments are shares of Argon ST, Inc. common stock. Argon ST is the Plan sponsor and, therefore, qualifies as a related party. At December 31, 2008 and December 31, 2007, the Plan held investments of 216,749 and 271,534 shares of Argon ST common stock with fair values of $4,087,893 and $5,039,674, respectively. For the year ended December 31, 2008, the Plan purchased 132,134 shares at a cost of $3,240,697, and sold or distributed 186,919 shares with proceeds of $4,192,478.
The Plan has not considered Argon ST contributions to the Plan, or benefits accrued or paid by the Plan, for participants as party-in-interest transactions.
Certain Plan investments are managed by Fidelity Management Trust Company, the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest.
Fees paid during the year by the Plan sponsor for legal, accounting, and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.
The Plan sponsor provides to the Plan certain accounting and administrative services for which no fees are charged.
NOTE J—TRANSFER FROM RELATED PLAN
During the period ended December 31, 2008, the plan assets of the Radix Technologies, Inc. 401(k) Plan were liquidated and the assets of the plan in the amount of $15,228,056 were transferred to the Argon ST, Inc. 401(k) Profit Sharing Plan and Trust and invested in accordance with each participant’s instructions.

Argon ST, Inc., 401(k) Profit Sharing Plan and Trust
Schedule of Assets (Held at end of year)
December 31, 2008

PIMCO Total Return	Mutual Fund	$5,223,344
Artisan Mid Cap Investment	Mutual Fund	3,932,076
Oakmark Equity & Income	Mutual Fund	3,968,591
Royce Low Price Stock	Mutual Fund	1,300,589
Van Kampen Growth & Income	Mutual Fund	3,148,144
Lord Abbett Mid Cap Value	Mutual Fund	1,181,241
Neuberger Berman International Trust	Mutual Fund	416,787
Fidelity Value Strategies	Mutual Fund	737,699
Fidelity Contrafund	Mutual Fund	9,122,904
Fidelity Growth & Income	Mutual Fund	1,290
Fidelity Mortgage Securities	Mutual Fund	364,134
Fidelity SEL Defense	Mutual Fund	232,077
Fidelity Leveraged Company Stock	Mutual Fund	2,635,006
Fidelity Europe	Mutual Fund	269,187
Fidelity Capital Appreciation	Mutual Fund	5,883,895
Fidelity Blue Chip Growth	Mutual Fund	3,424
Fidelity Low Priced Stock	Mutual Fund	1,667,590
Fidelity Diversified International	Mutual Fund	4,711,192
Fidelity Small Cap Independence	Mutual Fund	478,857
Fidelity Small Cap Retirement	Mutual Fund	267,605
Fidelity Small Cap Value	Mutual Fund	158,973
Fidelity Strategic Income	Mutual Fund	1,655,030
Fidelity Freedom Income	Mutual Fund	240,633
Fidelity Freedom 2000	Mutual Fund	188,565
Fidelity Freedom 2005	Mutual Fund	7,828
Fidelity Freedom 2010	Mutual Fund	956,662
Fidelity Freedom 2015	Mutual Fund	233,257
Fidelity Freedom 2020	Mutual Fund	1,910,069
Fidelity Freedom 2025	Mutual Fund	673,122
Fidelity Freedom 2030	Mutual Fund	2,438,263
Fidelity Freedom 2035	Mutual Fund	451,494
Fidelity Freedom 2040	Mutual Fund	945,509
Fidelity Freedom 2045	Mutual Fund	59,801
Fidelity Freedom 2050	Mutual Fund	69,458
Fidelity Short Term Bond	Mutual Fund	680,437
Spartan US Equity Index	Mutual Fund	2,829,732
Brokerage Link	Self-directed accounts	1,171,445

*Fidelity Managed Income	Common/Collective Trust	10,658,256
*Argon ST Common Stock	Company Stock	4,087,893
*Participant Loans	4.25% to 9.75%	838,694

		$75,800,753

*	Denotes party-in-interest

Argon ST, Inc., 401(k) Profit Sharing Plan and Trust
Schedule H, Line 4a — Delinquent Deposits of Participant Contributions
Year ended December 31, 2008
Name of plan sponsor: Argon ST, Inc.
Employer Identification number: 38-1873250
Three-digit plan number: 003

Participant Contributions of the Current Plan Year Not Deposited Into the Plan Within the Time Period Described in 29 CFR 2510.3-102	$97,677
Amount fully corrected under the DOL’s Voluntary Fiduciary Correction Program (VFC Program) and PTE 2002-51	—
Delinquent deposits of current plan year participant contributions constituting prohibited transactions	97,677
Delinquent deposit of the prior year participant contributions not fully corrected	—

Total delinquent deposits of the participant contributions constituting prohibited transactions	97,677

SIGNATURES
The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ARGON ST, INC. 401(k) PROFIT SHARING PLAN
June 26, 2009	By:	/s/ Aaron N. Daniels
Aaron N. Daniels
Plan Administrator